                                                           OMB APPROVAL
                                                  ------------------------------
                                                      OMB NUMBER: 3235-0145
                                                    EXPIRES: DECEMBER 31, 1997
                                                  ESTIMATED AVERAGE BURDEN HOURS
                                                       PER RESPONSE: 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                            CYCLO(3)PSS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   232 537 209
                                 (CUSIP Number)

             JACK A. BENAROYA, 1001 FOURTH AVENUE PLAZA, SUITE 4700
                    SEATTLE, WASHINGTON 98154 (206) 343-4750

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JULY 14, 1993
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232 537 209                                                Page 2 of 6


                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
    1          NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        JACK A. BENAROYA

- --------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /


- --------------------------------------------------------------------------------
    3          SEC USE ONLY

- --------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

                        PF

- --------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    / /
- --------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA

- --------------------------------------------------------------------------------
                   7          SOLE VOTING POWER
  NUMBER OF                            729,018
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
    OWNED          8          SHARED VOTING POWER
   BY EACH                             -0-
  REPORTING     ----------------------------------------------------------------
   PERSON          9          SOLE DISPOSITIVE POWER
    WITH                               729,018
                ----------------------------------------------------------------
                  10          SHARED DISPOSITIVE POWER
                                       -0-

- --------------------------------------------------------------------------------
   11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        729,018
- --------------------------------------------------------------------------------
   12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /

- --------------------------------------------------------------------------------
   13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        6.9%
- --------------------------------------------------------------------------------
   14          TYPE OF REPORTING PERSON*

                        IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------

CUSIP NO. 232 537 209                                                Page 3 of 6


         Item 1.           Security and Issuer.

         This Schedule relates to the common stock, $.001 par value (the "Common Stock"), of Cyclo(3)pss Corporation (the "Company"), which has its principal executive offices at 3646 West 2100 South, Salt Lake City, Utah 84120.

         Item 2.           Identity and Background.

         (a)      This Schedule 13D is filed by Jack A. Benaroya.

         (b) Mr. Benaroya's business address is 1001 Fourth Avenue Plaza, Suite 4700, Seattle, Washington 98154.

         (c) Mr. Benaroya's principal occupation or employment is acting as a private investor and as President of The Benaroya Company, 1001 Fourth Avenue Plaza, Suite 4700, Seattle, Washington 98154.

         (d)-(e) During the last five years, Mr. Benaroya has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or caused him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Benaroya is a citizen of the United States.

         Item 3.           Source and Amount of Funds or Other Consideration.

         The shares of Common Stock and warrants reported herein were acquired in the following transactions:(1)

         Mr. Benaroya acquired 478,800 shares of Common Stock between June 1 and July 14, 1993 in private placement transactions from the Company for $837,900 in cash.

         Mr. Benaroya acquired 31,200 shares of Common Stock between June 8, 1994 and January 13, 1995 in open market transactions for an aggregate purchase price of $189,680 in cash.


- -------------------------
     (1)Mr. Benaroya mistakenly believed that all necessary SEC filings in connection with these transactions had been made on his behalf; however, it has recently come to his attention that due to oversight, a Schedule 13D was not filed.

CUSIP NO. 232 537 209                                                Page 4 of 6



         Mr. Benaroya acquired 125,000 units, each comprised of one share of Common Stock and one warrant, between July 24, 1995 and September 6, 1995 in private placement transactions from the Company for $437,000 in cash. Each warrant is exercisable for one share of Common Stock at an exercise price of $4.00. Warrants to purchase 90,000 shares expired unexercised on July 26, 1996.

         Mr. Benaroya acquired a promissory note from the Company in the principal amount of $100,000, together with warrants to purchase 28,571 shares at an exercise price of $4.00 per share, in a private placement from the Company on January 17, 1996. The outstanding balance of principal and interest on the note is convertible into shares of Common Stock at a rate of $3.50 per share.

         Item 4.           Purpose of Transaction.

         Mr. Benaroya acquired the shares of Common Stock and warrants reported herein for investment purposes, and with the intention that, as with all investments in his portfolio, he would from time to time conduct a review of the performance and condition of particular investments, of the performance and balance of his entire portfolio, of potential investment or liquidity opportunities and his needs for liquidity, and of conditions in the securities markets and general economic conditions. Mr. Benaroya will continue to consider various alternative courses of action and will in the future either maintain his current equity position in the Company or take such other actions with respect to the Company (which may likely include periodic liquidations or distributions of the Common Stock and warrants reported herein) as he deems appropriate in light of the circumstances existing from time to time.

         Mr. Benaroya has no current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

         Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Benaroya beneficially owns an aggregate of 729,018 shares of the Common Stock representing approximately 6.9% of the Common Stock outstanding. The 729,018 figure includes 635,000 shares owned currently, 63,571 shares which may be purchased by Mr. Benaroya pursuant to currently exercisable warrants and 30,447 shares (as of August 1, 1996) which may be acquired by him upon conversion of the $100,000 promissory note described herein and interest thereunder. All of the warrants are currently exercisable and the promissory note and accrued interest is currently convertible. The percentages in this
Schedule 13D are based on the 10,524,338 shares of Common Stock

CUSIP NO. 232 537 209                                                Page 5 of 6


outstanding as of July 14, 1996, as reported in the Company's Form 10-QSB for the quarter ending May 31, 1996.

         (b) Mr. Benaroya has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock referenced in Item 5(a).

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Schedule 13D, Mr. Benaroya does not have any contracts or arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

         None.

CUSIP NO. 232 537 209                                                Page 6 of 6

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: August 2, 1996

                                                      /s/ Jack A. Benaroya
                                                      --------------------
                                                      Jack A. Benaroya